Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070
Hans Ola Meyer, Chief Financial Officer
+46 (0)70 588 8292

Atlas Copco completes the divestment of the equipment rental business

Stockholm, Sweden, November 28, 2006: The Atlas Copco Group has completed the divestment of Rental Service Corporation, USA, and Rental Service Corporation of Canada Ltd., its North American construction equipment rental business, to affiliates of private equity firms Ripplewood Holdings L.L.C. and Oak Hill Capital Management, LLC.

The financial effects of the divestment are in line with the estimates in the third quarter 2006 press release: BSEK 24 cash proceeds, an estimated BSEK 8 gain net of taxes, 14.5% minority stake in the new company and rights to interest-bearing notes of up to BSEK 3. Issuance of the notes is contingent upon the profit development of the business until the end of 2008.

An adjustment of the closing payment may take place after the closing balance sheet as of Nov. 27, 2006 has been finalized.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600). Learn more at www.atlascopco.com.


06018888

Atlas Copco Group Center

Atlas Copco AB	Visitors address:	Telephone: +46 (0)8 743 8000	A Public Company (publ)
SE-105 23 Stockholm	Sickla Industriväg 3	Telefax: +46 (0)8 644 9045	Reg. No: 556014-2720
Sweden	Nacka	www.atlascopco-group.com	Reg. Office Nacka